SIMPSON THACHER & BARTLETT LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

(202) 636-5500

FACSIMILE (202) 636-5502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
202-636-5804	jbonnie@stblaw.com

VIA EDGAR

May 19, 2017

Re:	The Carlyle Group L.P.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 16, 2017
Form 8-K
Furnished February 8, 2017
File No. 001-35538

Mr. Hugh West

Accounting Branch Chief

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. West:

On behalf of The Carlyle Group L.P., we hereby submit the following responses to the comment letter issued by the Securities and Exchange Commission Staff dated May 3, 2017 regarding the Staff’s review of Carlyle’s Form 10-K for the Fiscal Year Ended December 31, 2016 filed on February 16, 2017 and Form 8-K furnished on February 8, 2017.

To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by Carlyle.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Transactions, page 88

1.	We note your disclosure of transactions with Claren Road, ESG and the DGAM Restructuring during 2016. Please address the following:

•	Confirm that the Partnership did not receive anything in exchange for the transfer of interests in Claren Road and ESG.

NEW YORK    BEIJING    HONG  KONG    HOUSTON    LONDON    LOS ANGELES    PALO ALTO     SÃO PAULO    SEOUL    TOKYO

Securities and Exchange Commission

•	Tell us the economic substance and benefit the Partnership expects to receive as a result of these transactions.

•	In future filings, clearly disclose how the aggregate impact of these transactions impact revenues and income from continuing operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

In February 2016, Carlyle decided to wind down the business conducted by DGAM, a hedge fund-of-funds investment advisor acquired by Carlyle in 2014. Subsequently, in the third quarter of 2016, Carlyle decided to wind down or transfer its interests in Claren Road, ESG and Vermillion, the hedge fund investment advisors in which Carlyle previously had acquired joint venture interests. Carlyle’s decisions to terminate its interests in each of these hedge fund advisory businesses was based on the poor investment performance of the underlying hedge funds managed by these investment advisors and the substantial investor redemptions suffered by the underlying hedge funds. At the time of the decisions to pursue a wind down or disposition, the relevant hedge fund investment advisors were not making significant contributions to Carlyle’s AUM, revenue or income from continuing operations. DGAM, Claren Road and Vermillion actually had generated immaterial losses for Carlyle at the time of such decisions.1

The founders of Claren Road and ESG were willing to continue operating their hedge fund businesses, and Carlyle therefore negotiated the transfer of its interests in Claren Road and ESG back to their respective founders. In exchange for the transfers of its interests back to the Claren Road and ESG founders, Carlyle received relief from certain future obligations as disclosed in Note 11 to the Consolidated Financial Statements in Item 8. of Carlyle’s Form 10-K for the Fiscal Year Ended December 31, 2016. Carlyle did not receive any future benefits in exchange for the transfer of these interests other than a minority profit interest in the ESG investment advisor’s annual net income through 2020, which Carlyle will account for as contingent consideration received by a seller if and when all contingencies are resolved. Carlyle believes this contingent interest will be immaterial to future results of operations.

In Item 7. MD&A of Carlyle’s Form 10-K for the Fiscal Year ended December 31, 2016, Carlyle discussed the wind down of DGAM (for example, on pages 149-150 and page 222) and the transfers or wind down of the hedge funds (for example, on page 139, page 141, and pages 221-222) where these impacted certain of the revenues and expenses of Carlyle or the respective Investment Solutions or Global Market Strategies segments. In future quarterly and annual filings, Carlyle will disclose clearly the consolidated impact of these transactions on revenues and income from continuing operations to the extent material and will also continue to provide discussion as appropriate to the extent that these transactions result in notable year-over-year changes in specific revenues or expenses of the impacted segments.

[1]	The decision to wind down the operations of DGAM was disclosed in Notes 3 (page 195) and 7 (page 213) to the Consolidated Financial Statements in Item 8. of Carlyle’s Form 10-K for the Fiscal Year Ended December 31, 2015. Carlyle disclosed that it was conducting a strategic review of its hedge fund businesses in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in its quarterly report on Form 10-Q for the quarter ended September 30, 2016 (page 116).

Securities and Exchange Commission

2.	We also note that during 2016, you decided to wind down the commodities products that were offered through Vermillion. During your fourth quarter earnings call and on page 220, this was highlighted as an area that was negatively impacted in 2016 with a net amount of $150 million attributable to losses from certain funds and vehicles associated with Vermillion Asset Management. Please address the following in your future filings:

•	Expand to disclose the factors contributing to the losses from those certain funds and vehicles associated with Vermillion Asset Management to the extent it is related to your decision to wind down the commodities products offered.

•	Quantify the remaining exposure the Partnership has associated with the existing commodities products offered through Vermillion.

•	Clearly disclose how the impact of this wind down impacts revenues and income from continuing operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Similar to the decision to wind down the DGAM operations, Carlyle also initiated a wind down of the commodities hedge fund operations in the third quarter of 2016 and ceased the pursuit of new investment opportunities for funds advised by Vermillion. None of Vermillion’s funds individually or in the aggregate were significant products of Carlyle. As of December 31, 2015, Vermillion managed total AUM of only $1.3 billion (which was less than 1% of Carlyle’s total AUM), and AUM continued to decline throughout 2016 due to negative fund performance and investor redemptions, leading to the decision to wind-down the Vermillion funds and the operations of Vermillion. Carlyle continues to work on the process for ultimately liquidating the Vermillion business.

Carlyle advises the Staff that $175 million2 of contingent losses related to a fund and two commodities investment vehicles associated with Vermillion were separately recognized after the decision in the third quarter of 2016 to liquidate all of the Vermillion funds and wind down the operations of Vermillion. As disclosed in the Legal Matters section of Note 11 to the consolidated financial statements, a hedge fund and two structured finance vehicles managed by an affiliate of Carlyle invested approximately $400 million in petroleum commodities that Carlyle believes were misappropriated by third parties outside of the U.S. In future filings, Carlyle will revise this disclosure in Note 11 to clarify that the affiliate managing the vehicles in question is Vermillion. Although Carlyle is pursuing various efforts on behalf of these investment vehicles to recover the losses incurred, the amount and timing of recovery is uncertain. In December 2016, Carlyle repurchased investor interests in the hedge fund for $100 million, settling potential claims against Carlyle. While other investors have asserted claims related to these matters and Carlyle could incur additional costs or liabilities in excess of the $175 million in charges already recorded as of December 31, 2016, it was not able to estimate the reasonably possible amount of loss or range of loss in excess of amounts accrued. Carlyle will continue to reassess this loss contingency each period and in future filings will continue to include all disclosures required by ASC 450 in relation thereto.

Excluding the $175 million of charges related to the legal matter disclosed in Note 11 to the Consolidated Financial Statements in Item 8. and discussed in Item 7. MD&A – Global Market

[2]	The $175 million in contingent losses recognized with respect to the Vermillion commodities business was part of a $150 million net contingent loss recognized within the GMS segment, after taking into account a $25 million insurance recovery.

Securities and Exchange Commission

Strategies in Carlyle’s Form 10-K for the Fiscal Year Ended December 31, 2016, Vermillion was not material to Carlyle’s revenues and income from continuing operations in 2016, and Carlyle does not believe the absence of Vermillion will be a material driver of the consolidated changes in revenues or income from continuing operations when comparing 2017 to 2016 results. However, Carlyle will disclose in future annual and quarterly filings how the wind down of Vermillion impacts revenues and expenses for the Global Market Strategies segment if significant.

Non-GAAP Financial Measures, page 109

3.	We note on page 110 that you present a full non-GAAP income statements along with corresponding reconciliations of income (loss) before provision for income taxes to economic income, to fee related earnings, and distributable earnings for each of the years ended December 31, 2016, 2015 and 2014. Please tell us how your presentation and related reconciliation(s) complies with Questions 104.04 and 102.10 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016 (the “updated Non-GAAP C&DI”).

Carlyle acknowledges the Staff’s comment and advises the Staff that in future filings it will revise the presentation of the information beginning on page 110 of the Form 10-K, updated as appropriate, in the manner set forth on Annex A to this letter so that it does not resemble a full non-GAAP income statement.

Form 8-K Filed February 8, 2017

Exhibit 99.2

4.	We note your presentation of economic net income per adjusted unit and distributable earnings per common unit for the fourth quarter and full year 2016 periods. Please tell us whether you consider these to be liquidity measures and why you believe presenting them on a per share basis complies with Question 102.05 of the updated Non-GAAP C&DI.

Carlyle advises the Staff that it considers each of economic net income per adjusted unit and distributable earnings per common unit to be performance measures and not liquidity measures. As disclosed on pages 94-95 in the Form 10-K, Economic Net Income or “ENI” is a key performance measure used in Carlyle’s industry that provides investors with a meaningful indication of its core operating performance, and Distributable Earnings or “DE” is a performance measure used in Carlyle’s industry intended to show net realized earnings without the effects of consolidation of the Consolidated Funds and is used by Carlyle to assess performance, as well as for budgeting, forecasting and the overall management of its segments. Both measures are derived from the income statement and do not measure cash generated. While Distributable Earnings is intended to measure performance on a basis that excludes the effects of unrealized Performance Fees and the related compensation expense and unrealized Investment income (loss), neither Distributable Earnings nor Economic Net Income in any way seeks, nor is either capable of being used, to measure liquidity. For example, because both measures are derived from the income statement and are used to assess performance, the significant impacts upon liquidity associated with changes in accounts payable, accrued expenses and other liabilities, as well as from investment and financing activities, are not reflected by such

Securities and Exchange Commission

measures. To illustrate, Carlyle’s consolidated net cash flows provided by (used in) operating activities for the year ended December 31, 2016 was ($300.6 million), in contrast to Distributable Earnings of $651.7 million for the same period. Furthermore, while Carlyle uses Distributable Earnings as a measure to help inform the amount of earnings to distribute to unitholders each quarter, distributions declared are at the sole discretion of Carlyle’s general partner under its distribution policy after considering a variety of factors, including but not limited to, Carlyle’s performance and its current and forecasted liquidity. For example, in the fourth quarter of 2016, Carlyle did not generate material Distributable Earnings yet Carlyle’s general partner declared a distribution of $0.16 per common unit.

* * * * * * * * * * * * * * * *

Securities and Exchange Commission

Please do not hesitate to call Joshua Ford Bonnie at (202) 636-5804 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Robert Klein

The Carlyle Group L.P.
Curtis L. Buser
Jeffrey W. Ferguson

Annex A

Non-GAAP Financial Measures

The following tables set forth information in the format used by management when making resource deployment decisions and in assessing performance of our segments. These non-GAAP financial measures are presented for the years ended December 31, 2016, 2015 and 2014. The tables below show our total segment revenues, our total segment expenses and our total segment Economic Net Income which is the sum of Fee Related Earnings, Net Performance Fees, Investment Income (Loss), Reserve for Litigation and Contingencies and Equity-based compensation expense (excluding equity-based compensation grants issued in May 2012 upon the completion of the initial public offering or grants issued in acquisitions or strategic investments). Our Non-GAAP financial measures exclude the effect of consolidated funds, acquisition-related items including amortization and any impairment charges of acquired intangible assets and contingent consideration taking the form of earn-outs, charges associated with equity-based compensation grants issued in May 2012 upon completion of the initial public offering or grants issued in acquisitions or strategic investments, changes in the tax receivable agreement liability, corporate actions and infrequently occurring or unusual events.

The following table sets forth our total segment revenues for the years ended December 31, 2016, 2015 and 2014.

	Year Ended December 31,
	2016	2015	2014
	(Dollars in millions)
Segment Revenues
Fund level fee revenues
Fund management fees	$1,085.8	$1,197.9	$1,229.3
Portfolio advisory fees, net	16.6	15.4	20.1
Transaction fees, net	31.2	9.8	53.2

Total fund level fee revenues	1,133.6	1,223.1	1,302.6
Performance Fee
Realized	1,215.8	1,434.8	1,323.7
Unrealized	(464.1)	(525.1)	384.2

Total performance fees	751.7	909.7	1,707.9
Investment income (loss)
Realized	44.9	(64.8)	(6.1)
Unrealized	5.4	42.4	(5.0)

Total investment income (loss)	50.3	(22.4)	(11.1)
Interest income	10.2	4.8	2.2
Other income	12.8	17.2	20.4

Total Segment Revenues	1,958.6	2,132.4	3,022.0

The following table sets forth our total segment expenses for the years ended December 31, 2016, 2015 and 2014.

Segment Expenses
Compensation and benefits
Direct base compensation	437.1	477.7	494.0
Indirect base compensation	164.2	172.1	188.5
Equity-based compensation	119.6	121.5	80.4
Performance fee related
Realized	590.5	646.3	590.9
Unrealized	(232.5)	(128.3)	309.6

Total compensation and benefits	1,078.9	1,289.3	1,663.4
General, administrative, and other indirect expenses	483.5	362.8	318.1
Depreciation and amortization expense	29.0	25.6	22.4
Interest expense	61.3	58.1	55.7

Total Segment Expenses	1,652.7	1,735.8	2,059.6

Securities and Exchange Commission

The following table shows our total segment Economic Net Income, Fee Related Earnings and Distributable Earnings for the years ended December 31, 2016, 2015 and 2014.

Total Segment Revenues	1,958.6	2,132.4	3,022.0
Total Segment Expenses	1,652.7	1,735.8	2,059.6

Economic Net Income	$305.9	$396.6	$962.4

(-) Net Performance Fees	393.7	391.7	807.4
(-) Investment Income (Loss)	50.3	(22.4)	(11.1)
(+) Equity-based Compensation	119.6	121.5	80.4
(+) Reserve for Litigation and Contingencies	—	50.0	—

(=) Fee Related Earnings	$(18.5)	$198.8	$246.5

(+) Realized Net Performance Fees	625.3	788.5	732.8
(+) Realized Investment Income (Loss)	44.9	(64.8)	(6.1)

(=) Distributable Earnings	$651.7	$922.5	$973.2

Income (loss) before provision for income taxes is the GAAP financial measure most comparable to economic net income, fee related earnings, and distributable earnings. The following table is a reconciliation of income (loss) before provision for income taxes to economic net income, to fee related earnings, and to distributable earnings.

	Year Ended December 31,
	2016	2015	2014
	(Dollars in millions)
Income (loss) before provision for income taxes	$45.3	$402.2	$991.9
Adjustments:
Equity-based compensation issued in conjunction with the initial public offering, acquisitions and strategic investments	223.4	259.8	269.2
Acquisition related charges and amortization of intangibles and impairment	94.2	288.8	242.5
Other non-operating (income) expenses	(11.2)	(7.4)	(30.3)
Tax expense associated with performance fee compensation	(15.1)	(14.9)	(25.3)
Net income attributable to non-controlling interests in consolidated entities	(41.0)	(537.9)	(485.5)
Severance and other adjustments	10.3	6.0	(0.1)

Economic Net Income	$305.9	$396.6	$962.4
Net performance fees(1)	393.7	391.7	807.4
Investment income (loss)(1)	50.3	(22.4)	(11.1)
Equity-based compensation	119.6	121.5	80.4
Reserve for litigation and contingencies	—	50.0	—

Fee Related Earnings	$(18.5)	$198.8	$246.5

Realized performance fees, net of related compensation	625.3	788.5	732.8
Realized investment income (loss)(1)	44.9	(64.8)	(6.1)

Distributable Earnings	$651.7	$922.5	$973.2

(1)	See reconciliation to most directly comparable U.S. GAAP measure below:

Securities and Exchange Commission

	Year Ended December 31, 2016
	Carlyle Consolidated	Adjustments(2)	Total Reportable Segments
	(Dollars in millions)
Performance fees
Realized	$1,129.5	$86.3	$1,215.8
Unrealized	(377.7)	(86.4)	(464.1)

Total performance fees	751.8	(0.1)	751.7
Performance fee related compensation expense
Realized	580.5	10.0	590.5
Unrealized	(227.4)	(5.1)	(232.5)

Total performance fee related compensation expense	353.1	4.9	358.0
Net performance fees
Realized	549.0	76.3	625.3
Unrealized	(150.3)	(81.3)	(231.6)

Total net performance fees	$398.7	$(5.0)	$393.7

Investment income (loss)
Realized	$112.9	$(68.0)	$44.9
Unrealized	47.6	(42.2)	5.4

Total investment income (loss)	$160.5	$(110.2)	$50.3

	Year Ended December 31, 2015
	Carlyle Consolidated	Adjustments(2)	Total Reportable Segments
	(Dollars in millions)
Performance fees
Realized	$1,441.9	$(7.1)	$1,434.8
Unrealized	(617.0)	91.9	(525.1)

Total performance fees	824.9	84.8	909.7
Performance fee related compensation expense
Realized	650.5	(4.2)	646.3
Unrealized	(139.6)	11.3	(128.3)

Total performance fee related compensation expense	510.9	7.1	518.0
Net performance fees
Realized	791.4	(2.9)	788.5
Unrealized	(477.4)	80.6	(396.8)

Total net performance fees	$314.0	$77.7	$391.7

Investment income (loss)
Realized	$32.9	$(97.7)	$(64.8)
Unrealized	(17.7)	60.1	42.4

Total investment income (loss)	$15.2	$(37.6)	$(22.4)

Securities and Exchange Commission

	Year Ended December 31, 2014
	Carlyle Consolidated	Adjustments(2)	Total Reportable Segments
	(Dollars in millions)
Performance fees
Realized	$1,328.7	$(5.0)	$1,323.7
Unrealized	345.7	38.5	384.2

Total performance fees	1,674.4	33.5	1,707.9
Performance fee related compensation expense
Realized	590.7	0.2	590.9
Unrealized	282.2	27.4	309.6

Total performance fee related compensation expense	872.9	27.6	900.5
Net performance fees
Realized	738.0	(5.2)	732.8
Unrealized	63.5	11.1	74.6

Total net performance fees	$801.5	$5.9	$807.4

Investment income
Realized	$23.7	$(29.8)	$(6.1)
Unrealized	(30.9)	25.9	(5.0)

Total investment income	$(7.2)	$(3.9)	$(11.1)

(2)	Adjustments to performance fees and investment income (loss) relate to (i) amounts earned from the Consolidated Funds, which were eliminated in the U.S. GAAP consolidation but were included in the Non-GAAP results, (ii) amounts attributable to non-controlling interests in consolidated entities, which were excluded from the Non-GAAP results, (iii) the reclassification of NGP performance fees, which are included in investment income in the U.S. GAAP financial statements, and (iv) the reclassification of certain tax expenses associated with performance fees. Adjustments to investment income (loss) also include the reclassification of earnings for the investment in NGP Management and its affiliates to the appropriate operating captions for the Non-GAAP results, the exclusion of charges associated with the investment in NGP Management and its affiliates that are excluded from the Non-GAAP results, and adjustments to reflect the Partnership’s share of Urbplan’s net losses as investment losses for the Non-GAAP results. Adjustments are also included in these financial statement captions to reflect the Partnership’s economic interests in Claren Road, ESG (through June 2016) and Vermillion.

Economic Net Income and Distributable Earnings for our reportable segments are as follows:

	Year Ended December 31,
	2016	2015	2014
	(Dollars in millions)
Economic Net Income (Loss)
Corporate Private Equity	$224.2	$399.5	$861.5
Real Assets	216.5	32.9	(58.8)
Global Market Strategies	(159.1)	(40.3)	115.0
Investment Solutions	24.3	4.5	44.7

Economic Net Income	$305.9	$396.6	$962.4

Distributable Earnings
Corporate Private Equity	$739.4	$798.0	$790.0
Real Assets	49.3	72.8	47.7
Global Market Strategies	(157.4)	38.8	91.4
Investment Solutions	20.4	12.9	44.1

Distributable Earnings	$651.7	$922.5	$973.2

A-4